Exhibit 99(a)(15)

Media Contact:	Joseph LoBello
212.986.6667

Quanta Increases Purchase Price in the Tender Offer for

10.25% Series A Preferred Shares

to $22.50 per Share

HAMILTON, Bermuda--(BUSINESS WIRE)—July 19, 2007-- Quanta Capital Holdings Ltd. (NASDAQ: QNTA) announced today that it has increased the purchase price of its previously announced tender offer for any and all of its issued 10.25% Series A Preferred Shares from $21.50 per share to $22.50 per share, net to the sellers in cash.  The tender offer is made through the Company's wholly-owned subsidiary, QCH Acquisition Ltd.  The tender offer remains scheduled to expire on Friday, August 10, 2007 at 12:00 Midnight, New York City time, unless extended.

The closing price on June 1, 2007, the last trading day prior to the announcement of the preliminary filing of tender offer materials with the U.S. Securities and Exchange Commission ("SEC"), was $17.57 per share.  Holders of preferred shares will have the opportunity to sell all or part of their preferred shares to QCH Acquisition Ltd. at the purchase price of $22.50 per share, with no commission.  The offer is subject to the terms and conditions of the Offer to Purchase and Proxy Statement dated July 11, 2007, as amended and supplemented by the Supplement dated July 19, 2007.

Concurrently with the tender offer, the Company is also soliciting proxies from the holders of preferred shares in connection with a special general meeting of the holders of the preferred shares to be held on August 10, 2007.  The purpose of the meeting and its date, time and location remain unchanged, as set forth in the Offer to Purchase.

Holders of preferred shares that have already tendered and not withdrawn their preferred shares pursuant to the Offer to Purchase and Proxy Statement are not required to take any further action with respect to the preferred shares in order to receive the new tender offer price of $22.50 per share, if the preferred shares are accepted for payment and paid for by the QCH Acquisition Ltd.

Friedman Billings Ramsey & Co., Inc. is serving as dealer manager and co-solicitation agent for the tender offer and proxy solicitation and can be reached at (703) 875-1499 or at (866) 779-4943 (toll free). Georgeson Inc. is serving as the information agent and co-solicitation agent for the tender offer and proxy solicitation and can be reached at (888) 605-7527 (toll free).

About Quanta Capital Holdings Ltd.

Quanta Capital Holdings Ltd. is a Bermuda holding company, with interests in specialty insurance and reinsurance. It participates in the Lloyd’s of London market through its interest in Syndicate 4000 and is actively running off its remaining business lines.  The Company maintains offices in Bermuda, the United Kingdom, Ireland and the United States.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Quanta Capital Holdings Ltd. Any offers to purchase or solicitation of offers to sell the Series A Preferred Shares of Quanta Capital Holdings Ltd. are made only pursuant to the tender offer documents (including the definitive offer to purchase, the letter of transmittal and other offer documents, as amended and supplemented from time to time) that Quanta Capital Holdings Ltd distributes to holders of the Series A Preferred Shares and has filed with the SEC.  Investors and security holders are urged to read the offer to purchase and proxy statement, letter of transmittal and other disclosure documents filed with the SEC relating to the tender offer and proxy solicitation in their entirety because they contain important information.  An offer to purchase and proxy statement and other disclosure documents have been filed with the SEC by Quanta Capital Holdings Ltd., and security holders may obtain a free copy of the disclosure documents and other documents filed with the SEC by Quanta Capital Holdings Ltd. at the SEC’s web site at www.sec.gov.  Holders of Series A Preferred Shares may also obtain copies of the disclosure documents for free by directing a request to Georgeson Inc., the information agent for the tender offer and proxy solicitation, at: 17 State Street, 10th Floor, New York, NY 10004, Telephone: (888) 605-7527 (toll free).  The identity of persons who, under SEC rules, may be considered "participants in a solicitation" of proxies for the proposals described in the offer to purchase and proxy statement and a description of their direct and indirect interest in the solicitation is contained in the offer to purchase and proxy statement filed with the SEC.

The statements contained in this press release may include forward-looking statements within the meaning of the federal securities law, which reflect the Company's current views with respect to future events and financial performance.  Statements which include the words "believes," "expects," "intends," "estimates," "projects," "predicts," "assumes," "anticipates," "plans," and "seeks" and comparable terms of a future or forward-looking nature identify forward-looking statements in form for purposes of the U.S. federal securities laws or otherwise. As forward-looking statements, these statements involve risks, uncertainties and other factors that could cause actual results to differ materially from the expected results.  These include, but are not limited to, the Company's ability to effectively implement and manage the run-off of its business lines; unfavorable claims experience related to the run-off of the Company's business lines; the ability of the Company to pay dividends to the holders of the series A preferred and common shares; the Company's analysis of its business lines and internal operations and identification of steps it should take to preserve shareholder value; the Company's inability to attract, integrate and retain members of its management team and key employees; implementation of any changes based on the Company's analysis of its business, the run-off of its business or any strategic alternatives, which involves substantial uncertainties and risks that may result in unforeseen expenses and costs; the Company's loss estimates relating to its exposure to Hurricanes Katrina, Rita and Wilma are preliminary and the actual amount of losses may vary significantly from its estimates based on such data; the failure to remedy any weakness found in the Company's evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002; large aggregate exposures in certain lines of business; the failure of any of the loss limitation methods; competition; other rating agency actions; uncertainties in the Company's reserving process; a change in the Company's tax status; acceptance of the Company's products that the Company continues to offer; the availability of reinsurance or retrocessional coverage; changes in accounting policies; changes in general economic conditions; the Company's limited operating history; risks relating to reliance on program managers; the Company's inability to maintain or enter into adequate credit facilities and other factors detailed in the Company's filings with the SEC.  The Company assumes no obligation to update or supplement forward-looking statements to reflect subsequent events or circumstances.